EXHIBIT 99.1

Student Transportation Inc. CEO Predicts Historic Shift in Yellow School Bus Market

Cites Five Trends That Will Change the Way Kids Get to School

WALL, N.J., June 14, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB) Founder and CEO Denis J. Gallagher challenged government officials and school districts to find creative solutions for America's aging public-owned school bus fleet and said he is ready to raise the capital needed to replace out-dated vehicles and increase jobs for domestic vehicle manufacturers that protect our students and the environment.

"By some estimates, the average age of a school bus in America has increased more than 50 percent in the last decade," Gallagher said. "School district budgets are being slashed and school-owned transportation departments are slow to order new equipment."

"Pupil transportation is the single largest system of public transportation in the United States and approximately 65 percent of all school buses are owned and operated by local school districts or states that lack the necessary capital to invest in new vehicles," Gallagher said.

"In South Carolina, for example, where the Boeing Corporation recently began production of the Dreamliner 787, the most technologically advanced aircraft in the world, students are transported to school in the oldest school bus fleet in the nation. There is a major disconnect here; the Governor and state legislators understand this and are working hard to provide solutions. Our solution for South Carolina, North Carolina, Florida, Texas and many other states facing similar issues is to let STI and other contractors bring in new capital. We need safer, more fuel efficient equipment on our roads and we need to create domestic manufacturing jobs today."

Gallagher cited five trends that will lead to a historic shift in the yellow school bus market.

1. Taxpayers will demand that local school boards challenge the status quo and contract transportation services. Doing so provides the capital necessary to upgrade fleets, improve service, save taxes, reduce long term pension costs, create new revenues for states and allow local school boards to focus on education.

2. Public-private partnerships will evolve and develop to where school districts and contractors share responsibilities to provide the safest, most cost efficient service by working together, utilizing facilities and taking advantage of private capital to invest in transportation so schools can redirect current budgeted dollars back into the classroom.

3. Parents whose school bus service is curtailed or eliminated by budget cuts will buy transportation services direct from contractors or through a partially subsidized program from their school district. The result will dramatically reduce costs for schools, reduce traffic congestion and unsafe carpools, and lower the environmental impact when large numbers of parents drive children to school. It is estimated that for every one bus taken off the road 36 additional cars are added.

4. The traditional yellow school bus will be transformed with technology that will connect students to a host of subscription services including Wi-Fi, real-time parental safety alerts and educational programming.

5. New investments by contractors will increase demand for CNG, propane and biofuel school buses creating a healthier environment for school children and lower costs of operations.

Gallagher said, "Our fleet of over 9,000 vehicles has an average age of only five years. Our access to capital today is tremendous. Our ability to manage drivers, install safety and maintenance programs, and provide new advanced technology systems is unprecedented. Our family of professional drivers, dispatchers, maintenance technicians, terminal managers and support staff are committed to providing the safest and most reliable service. States need solutions, these are ones that work. The school bus is the safest form of transportation and we can provide this service, hire the district's current employees and in the end, save teacher jobs."

Pupil Transportation by the Numbers

54	Average number of student passengers in a school bus

36	Number of cars taken off the road by a single school bus

24 million	Number of children who ride school buses each day

10 years	Average age of a U.S. school bus

22.5 million	Number of school age children riding yellow school buses to and from school each day

10 billion	Number of student trips provided by school buses in the U.S. each year

About

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com